Filed pursuant to Rule 433
Dated January 15, 2026

Relating to
Preliminary Pricing Supplement No. 13,396 dated January 15, 2026 to
Registration Statement No. 333-275587
Global Medium-Term Notes, Series F
Fixed Rate Reset Subordinated Notes Due 2041

Issuer:	Morgan Stanley
Principal Amount:	$1,500,000,000
Maturity Date:	January 18, 2041
Trade Date:	January 15, 2026
Original Issue Date (Settlement):	January 20, 2026 (T+2)
Interest Accrual Date:	January 20, 2026
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.45%
All-in Price:	99.55%
Net Proceeds to Issuer:	$1,493,250,000
Initial Fixed Rate Period:	From and including the Original Issue Date to but excluding the Interest Reset Date
Interest Reset Date:	January 18, 2036
Subsequent Fixed Rate Period:	From and including the Interest Reset Date to but excluding the Maturity Date
Interest Rate:
The Interest Rate will reset once during the term of the notes and will be as follows: During the Initial Fixed Rate Period, 5.314% per annum; during the Subsequent Fixed Rate Period, the Base Rate plus 1.170% (to be determined by the Calculation Agent on the Reset Determination Date)

Reset Determination Date:	The second Business Day prior to the Interest Reset Date
Base Rate:	Constant Maturity Treasury Rate, as described in the below-referenced preliminary pricing supplement
Spread (Plus or Minus):	Plus 1.170%
Index Maturity:	Five years
Index Currency:	U.S. Dollars
Interest Payment Periods:	Semiannual
Interest Payment Dates:	Each January 18 and July 18, commencing July 18, 2026 to and including the Maturity Date.
Reporting Service:	Bloomberg (Page H15T5Y <Index>)
Day Count Convention:	30/360
Optional Redemption:
Optional Make-Whole Redemption, on or after January 24, 2031 (or, if additional notes are issued after the Original Issue Date, on or after the date that is five years and two business days after the original issue date of such additional notes) and prior to January 18, 2036, in whole at any time or in part from time to time, on at least 3 business days’ but not more than 60 calendar days’ prior notice, as described in the below-referenced Prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-Whole Redemption of Debt Securities,” provided that (A) the make-whole redemption price shall be equal to the greater of: (i) 100% of the principal amount of such notes to be redeemed and (ii) the sum of (a) the present value of the payment of principal on such notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to January 18, 2036 (not including any portion of such payments of interest accrued to the date of redemption), each discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points, as calculated by the premium calculation agent; plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date and (B) “comparable treasury issue” means the U.S. Treasury security selected by the premium calculation agent as having a maturity comparable to the remaining term of the notes to be redeemed as if the notes matured on January 18, 2036 (“remaining term”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term.
In addition, the Issuer may, at its option, redeem the notes, (i) in whole but not in part, on January 18, 2036, or (ii) in whole at any time or in part from time to time, on or after July 18, 2040, on at least 3 business days’ but not more than 60 calendar days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on such notes to but excluding the redemption date. See “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the below-referenced Prospectus. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Specified Currency:	U.S. Dollars (“$”)
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	61748U AP7
ISIN:	US61748UAP75
Issuer’s Subordinated Debt Ratings*:	Baa1 (Moody’s) / BBB+ (Standard & Poor’s) / A- (Fitch) / A (high) (DBRS) (Stable / Stable / Stable / Stable)
Agents:	Morgan Stanley & Co. LLC and such other agents as shall be named in the Pricing Supplement for the notes.
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.
Preliminary Pricing Supplement No. 13,396 dated January 15, 2026
Prospectus Supplement dated November 16, 2023
Prospectus dated April 12, 2024

When you read the prospectus supplement, please note that all references in such prospectus supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable.

No EEA PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the EEA.

No UK PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the United Kingdom.